February 3, 2010

Via EDGAR

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American DG Energy Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-163972
Filed January 13, 2010

Dear Mr. Owings:

 The purpose of this letter is to respond to your letter of January 26, 2010 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments. We are concurrently filing an amendment to the registration statement to reflect the changes we describe below.

Determination of Offering Price and Market Data, page 3

COMMENT No.1

 Please update the number of holders to the latest practicable date. Please also update the percentage ownership in your selling stockholder table so that they are based on the number of shares outstanding as of a more recent date than December 22, 2009.

RESPONSE TO COMMENT No.1

 We have revised our disclosure as requested and updated the number of holders as of February 2, 2010, and updated the percentage ownership in our selling stockholder table so that they are based on the number of shares outstanding as of February 2, 2010.

Selling Stockholders, page 4

COMMENT No.2

 We reviewed your response to comment five in our letter dated January 11, 2010 and reissue this comment in part. Please tell us weather Integrated Risk Facilities Holdings, Inc. Stuart Farber or any of your other selling stockholders is a broker-dealer or is affiliated with a broker-dealer. If any of your selling stockholders are broker-dealers, please disclose that he, she, or it is an “underwriter” within the meaning of the Securities Act of 1933. Also, if applicable, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state that the selling stock holder is a broker-dealer, and to state that the selling stockholder is an underwriter with respect to the shares that it is offering for resale.

Securities and Exchange Commission
February 3, 2010

RESPONSE TO COMMENT No.2

In response to your comment please note that Integrated Risk Facilities Holdings, Inc. or Stuart Farber is not a broker-dealer neither is affiliated with a broker-dealer. Integrated Risk Facilities Holdings, Inc. is an insurance company with an address at 40 Fulton Street, New York, NY 10030 and Mr. Stuart Farber may be deemed to exercise voting and/or dispositive power with respect to these shares. In response to the second part of your comment please note that we have revised the Selling Stockholders section, our prospectus cover page, and our Plan of Distribution section to state that certain of the selling stock holders are broker-dealers, and to state that certain of the selling stockholders are underwriters with respect to the shares that they are offering for resale.

Exhibit 5.1

COMMENT No.3

Please also have counsel revise its opinion to refer to the current registration statement on Form S-3, as opposed to Form S-1.

RESPONSE TO COMMENT No.3

We have revised our disclosure as requested and provided with an updated opinion from our counsel.

*     *    *

In connection with responding to your comments, we further acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filling effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *    *

Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

AMERICAN DG ENERGY INC.

/s/ Anthony S. Loumidis

By:	Anthony S. Loumidis
Chief Financial Officer

cc:  Mara Ransom, Branch Chief
       Catherine Brown, Staff Attorney